                                                                 EXHIBIT 6.42(a)


                             TOTAL FILM GROUP, INC.
                  EXTENSION OF PAYMENT DATE OF PROMISSORY NOTE


Total Film Group, Inc ("Total") has entered into certain promissory notes dates as of April 20, 2000 and amended in August 2000 and November 2000 with the lenders listed below:

         Michael Lauer                      $ 1,900,000
         Martin Garvey                          250,000
         Eric Hauser                            250,000
         Bruce Cowen                            100,000
                                            -----------
         Total                              $ 2,500,000

The maturity date for the above notes is August 15, 2000 whereby the principal of $2,500,000 and the premium of $750,000 (Article 2 of the Memorandum of Agreement) is hereby due for a total payment of $3,250,000 to the lenders. This payment does not reflect the lenders six percent interest in the adjusted gross proceeds of the "Untitled `N SYNC Project" (Article 4 of the Memorandum of Agreement). The maturity date was extended per the August and November 2000 Amendments to December 31, 2000 in consideration of the issuance of unregistered common shares of the Company.

It is the desire of Total to extend the payment date of the principal and premium of the above promissory notes.

As such, the lenders hereby extend the payment date of principal and interest for a period up to three months to March 31, 2001 in consideration of the following:

     The Company will issue the lenders a total of 750,000 shares of the Company's common stock on the first day of the extension period that the principal and premium are not repaid in full which is December 31, 2000.

If the principal and premium are not repaid by March 31, 2001, the Company and the lenders will use their best efforts to enter into an amendment to further extend the notes.

The Company also agrees to pay a fee to Capital Research, Ltd. equal to $24,000, such fee to be payable, at the Company's option in cash, or in shares of common stock having a deemed value of $.80 per share. Accordingly, if the entire fee was paid in shares of common stock, the Company would be required to issue 30,000 shares of common stock to pay such fee in full.

Except as expressly provided herein, the Promissory Notes and the Memorandum of Understanding will remain in full force and effect as originally executed and delivered by the parties hereto. This Letter supercedes any prior understanding or agreement, written or oral, among the parties hereto relating to the subject matter hereof.

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On behalf of Total Film Group, Inc.


/s/ Gerald Green                        dated this 11th day of December
--------------------------------
    Gerald Green


On behalf of the Lenders

/s/ Michael Lauer                       dated this 11th day of December
--------------------------------
    Michael Lauer

/s/ Martin Garvey                       dated this 11th day of December
--------------------------------
    Martin Garvey

/s/ Eric Hauser                         dated this 11th day of December
--------------------------------
    Eric Hauser

/s/ Bruce Cowen                         dated this 11th day of December
--------------------------------
    Bruce Cowen


Distribution of Shares:

         Michael Lauer              570,000
         Martin Garvey               75,000
         Eric Hauser                 75,000
         Bruce Cowen                 30,000
                                   --------
         Total shares               750,000


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